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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-C
(RULE 13e-4)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ART TECHNOLOGY GROUP, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share,
Having an Exercise Price of $15.00 or More Per Share
 (Title of Class of Securities)

04289L107
 (CUSIP Number of Class of Securities)
(Underlying Common Stock)

Paul G. Shorthose
Chief Executive Officer
Art Technology Group, Inc.
25 First Street
Cambridge, Massachusetts 02141
Telephone: 617-386-1000
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)

Copies to:
Linda Handman, Esq.	Mark L. Johnson, Esq.
General Counsel	Hale and Dorr LLP
Art Technology Group, Inc.	60 State Street
25 First Street	Boston, Massachusetts 02109
Cambridge, Massachusetts 02141	Telephone: (617) 526-6000
Telephone: 617-386-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable	None

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
	Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        The following is the script of a presentation to be given by Paul Shorthose, our President and Chief Executive Officer, to advise our employees of our intention to offer to exchange certain stock options held by eligible employees. Mr. Shorthose will make the presentation to employees at meetings to be held on July 26, 2002.

        In addition, for the benefit of employees who are not able to attend the meetings on July 26, 2002, the script will be posted on our intranet. The intranet posting will be accompanied by the following legend: "When it becomes available, you should read the tender offer statement relating to the exchange offer because it will contain important information regarding the exchange offer. We will file with the SEC the tender offer statement on Schedule TO. Once it has been filed, you will be able to obtain a copy of that Schedule TO for free from the SEC's web site at http://www.sec.gov. In addition, you will be able to obtain a copy of that Schedule TO from us, free of charge, by writing an email to exchangeprogram@atg.com."

Filed by: Art Technology Group, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 13e-4(c) of
the Securities and Exchange Act of 1934
Subject Company Art Technology Group, Inc.
Exchange Act File No. 000-26679

SCRIPT

        "I wanted to take this opportunity to provide you with information regarding a stock option exchange program that we intend to offer to you starting on August 1. As a result of SEC rules governing this program, I will be reading this portion of the presentation from a script that was filed with the SEC earlier today, and will be unable to take any questions or answer any emails regarding the program until we send you the official offer. However, please be assured that we will do our utmost to help you understand this offer once it has commenced, and that this offer will be open for approximately four weeks so that you will have ample time to consider whether you want to participate in the program.

        "We intend to commence this program on August 1, and you will be receiving complete details regarding the offer via email on that date. We thought that this was an appropriate forum in which to inform you about our intention to implement this program and to share with you some of the highlights of the program.

        "Many of you have stock options with exercise prices that are significantly higher than the current market price of our stock. Over the past year, we have distributed three groups of supplemental stock option grants in part to address this issue. Unfortunately the market has not recovered sufficiently for the supplemental grants to have the incentive value we desired. This stock option exchange program is meant to reaffirm our commitment to shared success for employees and shareholders.

        "The basic elements of the stock option exchange program will be as follows.

        "At your request, we will exchange outstanding options with an exercise price of $15.00 or greater with new options granted and priced six months and one day after the surrender date, which we expect to occur on or about August 29, 2002. For every three shares of common stock covered by an option that you surrender for exchange, you will receive an option to purchase one share of common stock at an exercise price equal to the fair market value of our common stock on the date that the new option is granted. The six month and a day delay in granting the new options enables us to avoid potentially large charges against our future earnings.

        "The new options granted pursuant to this program will have a new vesting schedule that is different from the standard vesting schedule for ATG options. Specifically, 25% of each new option will vest immediately on the date the new options are granted, which is anticipated to occur on or about March 3, 2003. The remaining shares exercisable pursuant to the option will vest in three equal installments over the following eighteen months, resulting in an additional 25% of the shares subject to the new option vesting every six months after the grant date.

        "This offer will be open for approximately four weeks. Within this timeframe it will be important for you to seek whatever financial advice you need in order to make the decision that is right for you. Once again, we intend to make this offer on August 1, and we will be happy to answer your questions regarding specific components of the program at that time."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO-C is true, complete and correct.

ART TECHNOLOGY GROUP, INC.
By:	/s/ PAUL G. SHORTHOSE Paul G. Shorthose President and Chief Executive Officer Date: July 26, 2002

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